Exhibit 99.1

KINROSS COMPLETES ACQUISITION OF
BEMA GOLD CORPORATION

TORONTO, Ontario - February 27, 2007 - Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) announced today that it has completed its acquisition of Bema Gold Corporation (“Bema”). Effective today, each common share of Bema has been exchanged for 0.4447 of a common share of Kinross and Cdn.$0.01.

“This is a landmark day for Kinross. It further solidifies our place in the sweet spot in the gold market and creates the foundation for years to come.”, said Tye Burt, President and CEO of Kinross.

The common shares of Kinross issued in connection with the transaction are now listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange. The common shares of Bema will be delisted from the Toronto Stock Exchange on or about the close of business on February 28, 2007 and will be delisted from the New York Stock Exchange at the close of business today. It is anticipated that the Bema warrants currently listed on the Toronto Stock Exchange will commence trading under “Kinross” at the opening of business on March 1, 2007.

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the 4th largest primary gold producer in North America and the 8th largest in the world. With 10 mines in Canada, the Chile, Brazil, United States, Russia and Canada, Kinross employs more than 4,700 people. Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on the strategic objective of maximizing net asset value and cash flow per share through a four-point plan built on delivering asset performance; best talent, best teams, building blocks for the future; and driving future value. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

For additional information, e-mail info@kinross.com or contact:

Investor Relations Contact:	Media Contact:
Tracey Thom	James Toccacelli
Director, Investor Relations	Senior Vice President, Communications
& Corporate Communications	(416) 365-7129
(416) 365-1362	james.toccacelli@kinross.com
tracey.thom@kinross.com

Cautionary Statements
All statements, other than statements of historical fact, contained or incorporated by reference in this media release, including any information as to the future financial or operating performance of Kinross and Bema, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this media release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross and Bema as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of each of Kinross and Bema include, but are not limited to, the various assumptions set forth in their respective most recent annual information form and management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at Buckhorn proceeding on a basis consistent with Kinross’ current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; and (8) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ and Bema’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross or Bema. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this media release are qualified by these cautionary statements. Specific reference is made to the respective most recent annual information form, annual management’s discussion and analysis and other filings with the securities regulators of Canada and the United States of each of Kinross and Bema. In addition, the following factors, among others, related to the proposed business combination of Kinross and Bema could cause actual results to differ materially from the forward-looking statements: the businesses of Kinross and Bema may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Kinross and Bema transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Kinross or Bema or the combination of Kinross and Bema. Each of Kinross and Bema disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Bema Acquisition Closed
Kinross Gold Corporation